FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number:

ROGERS WIRELESS INC.
(Translation of registrant’s name into English)

One Mount Pleasant Road, 6th Floor, Toronto, Ontario
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]        No [X]

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS WIRELESS INC.

By: /s/ John R. Gossling John R. Gossling Senior Vice President, Finance and Chief Financial Officer

Dated: February 21, 2003

Exhibit Index
MD&A and Audited Financial Statements

Exhibit Index

Exhibit	Description

99.1	Management’s Discussion & Analysis and Audited Financial Statements of Rogers Wireless Inc. for the year ended December 31, 2002.